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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 2)

                            WEST ESSEX BANCORP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)

                                    952698108
                                    ---------
                                 (CUSIP Number)

                             Lori M. Beresford, Esq.
                          Muldoon Murphy & Faucette LLP
                           5101 Wisconsin Avenue, N.W.
                             Washington, D.C. 20016
                                 (202) 362-0840
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                October 22, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d- 1(g),
check the following box |_|.

            NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 240.13d-7 for other parties to whom copies are to be sent.


                         (Continued on following pages)



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CUSIP No. 952698108
          ---------


                                  SCHEDULE 13D/A


   1   NAMES OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

             West Essex Bancorp, M.H.C.
             22-3625863

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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           a) |_|
                                                                   b) |_|

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   3   SEC USE ONLY
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   4   SOURCE OF FUNDS*
                      No purchases being reported.
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   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) or 2(e)                                                    |_|
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   6   CITIZENSHIP OR PLACE OF ORGANIZATION
             United States
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                       7   SOLE VOTING POWER
      NUMBER OF               2,937,651
       SHARES-------------------------------------------------------------------
    BENEFICIALLY       8  SHARED VOTING POWER
                              0
      OWNED BY------------------------------------------------------------------
        EACH           9  SOLE DISPOSITIVE POWER
      REPORTING               2,937,651
       PERSON-------------------------------------------------------------------
       WITH           10  SHARED DISPOSITIVE POWER
                              0
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  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             2,937,651
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  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |X|
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);
             59.9%
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  14   TYPE OF REPORTING PERSON
             HC
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      *The purpose of this Amendment No. 2 to the previously filed Schedule 13D is to report additional shares acquired by West Essex Bancorp, M.H.C. (the
"MHC") as a result of the 5 for 4 stock split effected by West Essex Bancorp, Inc. (the "Issuer") on October 22, 2001 and to report that the ownership of the MHC has increased to 59.9% of the common shares outstanding. The MHC's ownership percentage has increased solely due to the Issuer's repurchase of its common stock which reduced the Issuer's outstanding common shares.

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Item 1.     Security and Issuer.
            -------------------

      No change.

Item 2.     Identity and Background.
            -----------------------

      This Schedule 13D/A is being filed by the MHC, a federally chartered mutual holding company. The MHC's principal business is to hold a majority of the Issuer's shares of common stock. The principal office of the MHC is located at 417 Bloomfield Avenue, Caldwell, New Jersey 07006. During the past five years the MHC has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has the MHC been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      Attached as Schedule I hereto and incorporated herein by reference is a list containing the (a) name, (b) business or residential address, and (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each director and executive officer of the MHC (the "Insiders"). To the MHC's knowledge, each of the Insiders is a United States citizen, and none of such Insiders has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor have the Insiders been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.
            --------------------------------------------------

      On October 2, 1998, the Issuer was formed for the purpose of becoming the stock holding company of West Essex Bank (the "Bank") and the MHC was formed for the purpose of becoming the mutual holding company parent of the Issuer. Pursuant to the Plan of Reorganization (the "Plan"), the Bank became a wholly-owned subsidiary of the Issuer, which became a majority-owned subsidiary of the MHC (the "MHC Reorganization"). On October 2, 1998, 2,350,121 shares of common stock were issued to the MHC and 1,847,112 shares of common stock were issued to depositors of the Bank and others. As a result of a 5 for 4 stock split effectuated on October 22, 2001, the MHC is the beneficial owner of 2,937,651 shares of the Issuer's common stock.

Item 4.     Purpose of Transaction.
            -----------------------

      No change.


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Item 5.     Interest in Securities of the Issuer.
            ------------------------------------

      (a) The MHC beneficially owns 2,937,651 shares of the Issuer's common stock or 59.7% of the outstanding shares.

      (b) The MHC has sole power to vote or direct the vote and sole power to dispose or direct the disposition of 2,937,651 shares of the Issuer's common stock.

      (c) Other than the issuance to the MHC of the shares of Issuer's common stock as of October 2, 1998, the MHC has not effected any transaction in the Issuer's common stock within the past 60 days.

      (d) No person other than the MHC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities owned by the MHC as described in Item 5(a)-(b) above.

Item 6.     Contracts, Arrangements, Understandings, or Relationships with
            --------------------------------------------------------------
            Respect to Securities of the Issuer.
            -----------------------------------

        Not applicable.

Item 7.     Material to be Filed as Exhibits.
            --------------------------------

        Not applicable.


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                                    SIGNATURE
                                    ---------

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          WEST ESSEX BANCORP, M.H.C.


                                           By:  /s/ Loepold W. Montanaro
                                                -----------------------------
                                                Leopold W. Montanaro
                                                President and Chief Executive
                                                Officer



Date: May 28, 2002



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                                   SCHEDULE I

         Directors and Executive Officers of West Essex Bancorp, M.H.C.

      The names, business address and present principal occupation of each director, executive officer and controlling person of West Essex Bancorp, M.H.C. are set forth below. Unless otherwise indicated, all persons are citizens of the United States.

Name                    Business Address              Principal Occupation
---                     ----------------              --------------------

William J. Foody        417 Bloomfield Avenue         Director of West Essex
                        Caldwell, New Jersey 07006    Bancorp, M.H.C., and West
                                                      Essex Bancorp, Inc.
                                                      Chairman of the Board of
                                                      West Essex Bank.  Managing
                                                      partner in the real estate
                                                      firm of Crowe Holdings.


Leopold W. Montanaro    417 Bloomfield Avenue         President and Chief
                        Caldwell, New Jersey 07006    Executive Officer of West
                                                      Essex Bancorp, M.H.C.,
                                                      West Essex Bancorp, Inc.
                                                      and West Essex Bank.
                                                      Chairman of the Board of
                                                      West Essex Bancorp, M.H.C.
                                                      and West Essex Bancorp,
                                                      Inc. Director of West
                                                      Essex Bank.


David F. Brandley       417 Bloomfield Avenue         Director of West Essex
                        Caldwell, New Jersey 07006    Bancorp, M.H.C., West
                                                      Essex Bancorp, Inc. and
                                                      West Essex Bank.  Partner
                                                      in the law firm of
                                                      Brandley & Kleppe.

Everett N. Leonard      417 Bloomfield Avenue         Director of West Essex
                        Caldwell, New Jersey 07006    Bancorp, M.H.C., West
                                                      Essex Bancorp, Inc. and
                                                      West Essex Bank.  Retired
                                                      Verona, New Jersey,
                                                      Borough Administrator.




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S.M. Terry LaCorte      417 Bloomfield Avenue         Director of West Essex
                        Caldwell, New Jersey 07006    Bancorp, M.H.C., West
                                                      Essex Bancorp, Inc. and
                                                      West Essex Bank.  Retired
                                                      President of North Jersey
                                                      Press, Inc.

John J. Burke           417 Bloomfield Avenue         Director of West Essex
                        Caldwell, New Jersey 07006    Bancorp, M.H.C., West
                                                      Essex Bancorp, Inc. and
                                                      West Essex Bank.
                                                      President of J.J. Burke &
                                                      Associates, Inc.

Dennis A. Petrello      417 Bloomfield Avenue         Senior Executive Vice
                        Caldwell, New Jersey 07006    President and Chief
                                                      Financial Officer of West
                                                      Essex Bancorp, M.H.C.,
                                                      West Essex Bancorp, Inc.
                                                      and West Essex Bank.

Charles E. Filippo      417 Bloomfield Avenue         Executive Vice President
                        Caldwell, New Jersey 07006    of West Essex Bancorp,
                                                      M.H.C. and West Essex
                                                      Bancorp, Inc. and
                                                      Executive Vice President
                                                      and Chief Lending Officer
                                                      of West Essex Bank.

Craig L. Montanaro      417 Bloomfield Avenue         Senior Vice President,
                        Caldwell, New Jersey 07006    Corporate Secretary and
                                                      Treasurer of West Essex
                                                      Bancorp, M.H.C., West
                                                      Essex Bancorp, Inc. and
                                                      West Essex Bank.